EXHIBIT 12.1

RENEWABLE ENERGY GROUP, INC.

STATEMENT REGARDING COMPUTATION OF RATIOS

(in thousands)

	For the year ended December 31,					Nine Months Ended September 30, 2015
	2010	2011	2012	2013	2014
Earnings (deficiency):
Pre-tax income (loss) from continuing operations before adjustment for equity investees	$(24,151)	$91,409	$23,713	$191,301	$86,110	$(58,792)
Add:
Fixed Charges	8,470	11,015	11,312	7,756	12,516	12,813
Amortization of cap interest	54	68	31	31	31	351
Distributed income of equity investees	100	—	—	—	—	0
Subtract:
Interest capitalized	713	—	33	335	1,345	827
Preference security dividends	—	—	3,156	2,055	—	—

Earnings (deficiency)	$(16,240)	$102,492	$31,867	$196,698	$97,312	$(46,455)

Fixed charges:
Interest expense and amortization of costs related to indebtedness	$4,940	$8,095	$4,679	$2,397	$6,690	8,592
Interest capitalized	713	—	33	335	1,345	827
Estimate of interest within rental expenses	2,817	2,920	3,444	2,969	4,441	3,393

Total fixed charges	8,470	11,015	8,156	5,701	12,476	12,812
Preference security dividends	—	—	3,156	2,055	40	—

Total fixed charges including Preference security dividends	$8,470	$11,015	$11,312	$7,756	$12,516	$12,812

Ratio of Earnings to Fixed Charges (1) (2)	—	9.3	3.9	34.5	7.8	—
Ratio of Earnings to Fixed Charges including Preference Security Dividends (1) (2)	—	9.3	2.8	25.4	7.8	—
Deficiency in the coverage of fixed charges	$24,710	N/A	N/A	N/A	N/A	$59,267

(1)	Fixed charges. The term “fixed charges” means the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries.

Preference security dividend. The term “preference security dividend” is the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities. The dividend requirement must be computed as the amount of the dividend divided by (1 minus the effective income tax rate applicable to continuing operations).

Earnings. The term “earnings” is the amount resulting from adding and subtracting the following items. Add the following: (a) pre-tax income from continuing operations before adjustment for income or loss from equity investees; (b) fixed charges; (c) amortization of capitalized interest; (d) distributed income of equity investees; and (e) our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges. From the total of the added items, subtract the following: (a) interest capitalized; (b) preference security dividend requirements of consolidated subsidiaries; and (c) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges. Equity investees are investments that we account for using the equity method of accounting.

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges as defined above, excluding preference dividends, respectively.

The ratio of earnings to combined fixed charges and preference dividends is computed by dividing earnings by fixed charges as defined above, respectively.

(2)	Our net losses were insufficient to cover fixed charges in the year ended 2010. Because of these deficiencies, the ratio information is not applicable.